UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549
SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 4)*

SIRNA THERAPEUTICS, INC.
(Name of Issuer)

COMMON STOCK
(Title of Class of Securities)

829669100
(CUSIP Number)

Ivy B. Dodes
Credit Suisse
Eleven Madison Avenue
New York, New York 10010
(212) 325-2000

with a copy to:
Sam Zucker
O’Melveny & Myers LLP
2765 Sand Hill Road
Menlo Park, California 94025
(650) 473-2600
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 5, 2005
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 05334D 10 7	13D/A

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Credit Suisse, on behalf of the Credit Suisse First Boston business unit
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☒
6	CITIZENSHIP OR PLACE OF ORGANIZATION Switzerland
NUMBER OF SHARES	7	SOLE VOTING POWER 17,256,253 See Item 5.
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 0 See Item 5.
EACH REPORTING PERSON	9	SOLE DISPOSITIVE POWER 17,256,253 See Item 5.
WITH	10	SHARED DISPOSITIVE POWER 0 See Item 5.
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 17,256,253 See Item 5.
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 28.04% See Item 5.
14	TYPE OF REPORTING PERSON* BK, HC

*SEE INSTRUCTIONS BEFORE FILLING OUT!

The following constitutes Amendment No. 4 to Schedule 13D filed by the undersigned (this “Schedule 13D/A”). This Schedule 13D/A is being filed by the Reporting Person to report the execution of a set of Securities Purchase Agreements and the acquisition of a set of warrants in connection therewith, as described in Item 3 below. Accordingly, after the consummation of the transactions described in Item 3 below, the number of securities beneficially owned by the Reporting Person will increase. The Schedule 13D is amended in its entirety as follows:

Item 1.  Security and Issuer.

The response set forth in Item 1 of the Schedule 13D is hereby amended by deleting the previous response in its entirety and replacing it with the following:

(a)   The class of equity securities to which this statement relates is common stock, par value $0.01 per share (the “Common Stock”), of Sirna Therapeutics, Inc. (formerly known as Ribozyme Pharmaceuticals, Inc.), a Delaware corporation (the “Issuer” or “Sirna”), and Common Stock issuable upon the exercise of warrants.

(b)   The principal executive offices of the Issuer are located at 185 Berry Street, Suite 6504, San Francisco, CA 94107.

Item 2.  Identity and Background.

The response set forth in Item 2 of the Schedule 13D is hereby amended by deleting the previous response in its entirety and replacing it with the following:

In accordance with Securities and Exchange Commission Release No. 34-39538 (January 12, 1998), this Schedule 13D/A is being filed by Credit Suisse (the "Bank"), a Swiss bank, on behalf of itself and its subsidiaries, to the extent that they constitute the Credit Suisse First Boston business unit (the "CSFB business unit") excluding Asset Management (as defined below) (the "Reporting Person"). The CSFB business unit is also comprised of an asset management business principally conducted under the brand name Credit Suisse Asset Management ("Asset Management"). The Reporting Person provides financial advisory and capital raising services, sales and trading for users and suppliers of capital around the world and invests in and manages private equity and venture capital funds. Asset Management provides asset management and investment advisory services to institutional, mutual fund and private investors worldwide. The address of the Bank's principal business and office is Uetlibergstrasse 231, P.O. Box 900, CH 8070 Zurich, Switzerland. The address of the Reporting Person's principal business and office in the United States is Eleven Madison Avenue, New York, New York 10010.

The Bank owns directly a majority of the voting stock, and all of the non-voting stock, of Credit Suisse First Boston, Inc. ("CSFBI"), a Delaware corporation. The address of CSFBI's principal business and office is Eleven Madison Avenue, New York, New York 10010. The Bank's voting stock is entirely owned by Credit Suisse Group ("CSG"), a corporation formed under the laws of Switzerland. CSG also owns the remainder of the voting stock of CSFBI.

CSFBI owns all of the voting stock of Credit Suisse First Boston (USA), Inc. ("CSFB-USA"), a Delaware corporation and holding company. CSFB-USA is the sole member of Credit Suisse First Boston LLC ("CSFB LLC"), a Delaware limited liability company and a registered broker-dealer that effects trades in many companies, including the Company. CSFB LLC is the successor company of Credit Suisse First Boston Corporation ("CSFBC"), and all references hereinafter to CSFBC shall be deemed to refer to CSFB LLC. The address of the principal business and office of each of CSFB-USA and CSFB LLC is Eleven Madison Avenue, New York, New York 10010.

Sprout Capital IX, L.P. (“Sprout IX”), Sprout Entrepreneurs Fund, L.P. (“Sprout Entrepreneurs”), and Sprout IX Plan Investors, L.P. (“Plan Investors”) are Delaware limited partnerships which make investments for long term appreciation. DLJ Capital Corporation (“DLJCC”), a Delaware corporation and a wholly-owned subsidiary of CSFB-USA, acts as a venture capital partnership management company. DLJCC is also the general partner of Sprout Entrepreneurs and the managing general partner of Sprout IX and, as such, is responsible for their day-to-day management. DLJCC makes all of the investment decisions on behalf of Sprout Entrepreneurs, Sprout IX and Plan Investors. DLJ Associates IX, L.P. (“Associates IX”), a Delaware limited partnership, is a general partner of Sprout IX and in accordance with the terms of the relevant partnership agreement, does not participate in investment decisions made on behalf of Sprout IX. DLJ Capital Associates IX, Inc. (“DLJCA IX”), a Delaware corporation and wholly-owned subsidiary of DLJCC, is the managing general partner of Associates IX. The address of the principal business and office of each of DLJCC, DLJCA IX, Associates IX, Sprout IX, Sprout Entrepreneurs and Plan Investors is Eleven Madison Avenue, New York, New York 10010. Dr. James Niedel is a consultant to the Sprout Group division of Credit Suisse First Boston Private Equity, Inc., a subsidiary of CSFB-USA. Dr. Philippe O. Chambon is a managing director of DLJCC. Sprout IX, Sprout Entrepreneurs, Plan Investors, DLJCC and Dr. Niedel are collectively referred to as the “Purchasers.” The Purchasers, Associates IX, and DLJCA IX are collectively referred to as the “CSFB Entities.”

CSG is a global financial services company, active in all major financial centers and providing a comprehensive range of banking and insurance products. CSG has three distinct business units. In addition to the CSFB business unit, CSG and its consolidated subsidiaries are comprised of the Credit Suisse business unit (the "Credit Suisse business unit") and the Winterthur business unit (the "Winterthur business unit"). The Credit Suisse business unit offers global private banking and corporate and retail banking services in Switzerland. The Winterthur business unit provides life and non-life insurance and pension products to private and corporate clients worldwide. CSG's business address is Paradeplatz 8, P.O. Box 1, CH 8070 Zurich, Switzerland.

The Bank is comprised of what were formerly known as Credit Suisse First Boston and Credit Suisse, each a Swiss bank, which were merged on May 13, 2005. The operations of the Bank consist principally of the Credit Suisse and CSFB business units.

CSG, for purposes of the federal securities laws, may be deemed ultimately to control the Bank and the Reporting Person. CSG, its executive officers and directors, and its direct and indirect subsidiaries (including Asset Management, the Credit Suisse business unit and the Winterthur business unit) may beneficially own Shares of the securities of the issuer to which this Schedule 13D relates and such Shares are not reported in this Schedule 13D/A. CSG disclaims beneficial ownership of Shares beneficially owned by its direct and indirect subsidiaries, including the Reporting Person. Each of Asset Management, the Credit Suisse business unit and the Winterthur business unit disclaims beneficial ownership of Shares beneficially owned by the Reporting Person. The Reporting Person disclaims beneficial ownership of Shares beneficially owned by CSG, Asset Management, the Credit Suisse business unit and the Winterthur business unit.

The Reporting Person, CSFBI, CSFB-USA and CSFB LLC may be deemed for purposes of this Statement to beneficially own shares of Common Stock held in client accounts with respect to which CSFB LLC or its employees have voting or investment discretion, or both (“Managed Accounts”). The Reporting Person, CSFBI, CSFB-USA and CSFB LLC disclaim beneficial ownership of shares of Common Stock held in Managed Accounts. In addition, the Reporting Person, CSFBI, CSFB-USA and DLJCC may be deemed to beneficially own Shares and Warrants (as defined below) held by Dr. Niedel. The Reporting Person disclaims beneficial ownership of securities owned by Dr. Niedel.

The name, business address, citizenship, present principal occupation or employment, and the name and business address of any corporation or organization in which each such employment is conducted, of each executive officer or director of the Reporting Person, CSFBI, CSFB-USA, CSFB LLC and those CSFB Entities that are corporations are set forth on Schedules A-1 through A-6, respectively, attached hereto, each of which is incorporated by reference herein.

Except as otherwise provided herein, during the past five years none of the Reporting Person, CSFBI, CSFB-USA, CSFB LLC, the CSFB Entities nor, to the best knowledge of the Reporting Person, any of the other persons listed on Schedules A-1 through A-6 attached hereto, has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to United States federal or state securities laws or finding any violation with respect to such laws.

On January 22, 2002, CSFBC, without admitting or denying any alleged violation, entered into coordinated settlements with NASD Regulation, Inc. (“NASDR”) and the Securities and Exchange Commission (“SEC”) resolving all outstanding investigations of CSFBC into the allocation of shares in initial public offerings (“IPOs”). CSFB-USA was then the sole stockholder of CSFBC.

CSFBC consented to these settlements without admitting or denying any of the allegations made in the SEC’s Complaint or the Letter of Acceptance, Waiver and Consent (“AWC”) filed with the NASDR. The SEC and NASDR alleged that, between April 1999 and June 2000, certain CSFBC employees allocated many shares in IPOs to over 100 customers with whom they had improper profit-sharing arrangements. The NASDR and SEC alleged that certain employees allocated “hot” IPO shares to certain customers who paid the Firm a portion of the profits (between 33 and 65 percent) that they made when they sold their IPO stock, by paying inflated brokerage commissions on transactions unrelated to the IPO shares.

Under the terms of the coordinated settlement:

•
CSFBC paid a total of $100 million. This amount included $30 million in fines and civil penalties divided evenly between the SEC and NASDR, and a total of $70 million in disgorgement, $35 million of which was paid to the U.S. Treasury and $35 million of which was paid to the NASDR, representing the monies obtained as a result of the conduct described by the SEC and NASDR. The SEC determined in this case that it was appropriate and in the public interest to pay funds to the U.S. Treasury rather than to any third parties.

•
CSFBC has adopted and implemented revised policies and procedures for allocating IPOs in its broker-dealer operations. The SEC and NASD have reviewed these policies and procedures. These included the establishment of an IPO Allocation Review Committee, a process for the pre-qualification of accounts before they are eligible to receive IPO allocations and enhanced supervisory procedures, which includes the review of commissions paid by certain accounts receiving allocations around the time of the IPO. CSFBC also agreed to retain an independent consultant to review the implementation of these policies and procedures one year from the date of the settlement.

In the NASDR settlement, CSFBC, without admitting or denying any findings, consented to a censure and findings that it violated NASD Rules 2110, 2330, 2710, 3010 and 3110. These Rules (a) require broker-dealers to adhere to just and equitable principles of trade, (b) prohibit broker-dealers from sharing in the profits of client accounts except as specifically provided, (c) require a managing underwriter to file certain information that may have a bearing on the NASDR’s review of underwriting arrangements, (d) require members to establish, maintain and enforce a reasonable supervisory system, and (e) require broker-dealers to maintain certain books and records.

The NASDR AWC also found violations of Section 17(a) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and SEC Rule 17a-3, thereunder, which are incorporated by NASD Rule 3110 and similarly impose certain record keeping requirements on CSFBC as a broker-dealer. In the SEC settlement, CSFBC, without admitting or denying the allegations of the Complaint, consented to entry by the District Court for the District of Columbia of a final judgment that: (1) permanently enjoined CSFBC, directly or indirectly, from violations of NASD Conduct Rules 2110 and 2330 and Section 17(a)(1) of the Exchange Act and SEC Rule 17a-3; and (2) ordered CSFBC to comply with certain undertakings.

Neither the SEC nor NASDR made any allegations or findings of fraudulent conduct by CSFBC. Further, neither the SEC nor NASDR alleged that any IPO prospectus was rendered false or misleading by CSFBC’s conduct or that this conduct affected either the offering price of an IPO or the price at which any IPO stock traded in the aftermarket.

On August 13, 2002, Mr. John A. Ehinger, an executive officer of CSFB-USA and board member of CSFB LLC, without admitting or denying any alleged violation, entered into a settlement with the NASD resolving outstanding investigations of Mr. Ehinger into his alleged failure to supervise with a view toward preventing CSFBC’s violations of NASD Rules 2110, 2330, 2710 and 3110, and Section 17(a) of the Exchange Act and SEC Rule 17a-3 thereunder. Under the terms of the settlement, Mr. Ehinger agreed to (1) the payment of a fine of $200,000, (2) a suspension from associating with a member firm in any and all capacities for 30 calendar days, and (3) a suspension from acting in any supervisory capacity for 30 additional calendar days, such supervisory suspension beginning after the suspension in all capacities had been served.

On October 31, 2003, the U.S. District Court for the Southern District of New York (the “SDNY”) approved the global settlement among a number of Wall Street firms, including CSFB LLC, and a coalition of state and federal regulators and self-regulatory organizations (the “Global Settlement”). CSFB LLC, without admitting or denying any alleged violation, consented to the Global Settlement and thereby resolved a Securities and Exchange Commission’s (“SEC”) complaint filed on April 28, 2003, in the SDNY. In this complaint, the SEC alleged that, from July 1998 to December 2001, CSFB LLC engaged in acts and practices that created or maintained inappropriate influence over research analysts, thereby imposing conflicts of interest on research analysts that CSFB LLC failed to manage in an adequate or appropriate manner. The SEC’s complaint also alleged that CSFB LLC engaged in inappropriate “spinning” of “hot” IPO allocations in violation of New York Stock Exchange (“NYSE”) and NASD Inc. (“NASD”) rules requiring adherence to high business standards and just and equitable principles of trade, and that CSFB LLC’s books and records relating to certain transactions violated the broker-dealer record-keeping provisions of Section 17(a) of the Securities Exchange Act of 1934, NYSE Rules 401, 440 and 476(a)(6) and NASD Rules 2110 and 3110.

 Under the terms of the Global Settlement:

•
CSFB LLC agreed to pay the following amounts: $75 million as a penalty, $75 million as disgorgement of commissions and other monies for restitution for investors, and $50 million to be used to fund independent research. This $50 million to fund independent research is payable over a five year period.

•
CSFB LLC is required, among other things, to: (i) separate its research and investment banking departments and make independent research available to investors, (ii) prohibit its analysts from receiving compensation for investment banking activities and prohibit analysts’ involvement in investment banking “pitches” and “roadshows,” (iii) contract, for a five-year period, with no fewer than three independent research firms that will make available independent research to CSFB’s customers, and (iv) make its analysts’ historical price targets (among other things) publicly available.

•
CSFB LLC is permanently restrained and enjoined from violating Sections 15(c) and 17(a) of the Exchange Act, Exchange Act Rules 15c1-2 and 17a-3, NASD Rules 2110, 2210, 3010, and 3110, and NYSE Rules 342, 401, 440, 472, and 476.

Other Wall Street firms were subject to similar requirements.

Item 3.  Source and Amount of Funds.

The response set forth in Item 3 of the Schedule 13D is hereby amended by adding to the end of Item 3 the following:

Pursuant to a set of Securities Purchase Agreements between Sirna and each of the Purchasers and various other investors in connection with a private placement of shares of Sirna’s Common Stock and warrants to purchase shares of Sirna’s Common Stock, each dated July 5, 2005 (each, a “Securities Purchase Agreement,” and collectively the “Securities Purchase Agreements”), the Purchasers agreed to purchase an aggregate of 3,046,875 shares of Sirna’s Common Stock as a price of $1.60 per share for total consideration of $4,875,000 (collectively, the “Shares”). Under the terms of the Securities Purchase Agreements, the Purchasers also will receive warrants to purchase an aggregate of 1,096,873 shares of Common Stock at an exercise price of $1.92 per share (the “Warrants”), which price will be reduced to $1.67 per share if Sirna’s shares of Common Stock are either (a) delisted from Nasdaq National Market or (b) terminated from registration under the Securities Act of 1933, as amended (the “Securities Act”) during their exercise period. In addition, the exercise price of and the number of shares issuable under the Warrants are subject to customary adjustments in certain events, including reclassification of Sirna’s securities, certain mergers, consolidations, sales of substantially all of the assets of Sirna, subdivision or combination of shares of Sirna, stock dividends and other distributions of Sirna.

Each of the Warrants will be exercisable from January 6, 2006 through July 6, 2010 and can be exercised in cash. In addition, the Warrants may be “net exercised” at any time after the Required Effective Date (as defined and described in Item 4 below) through the exercise period of the Warrants only during such times as the registration statement described above is not effective. The net exercise provision allows the Purchasers to receive shares of Sirna’s Common Stock equal to the value of the Warrants without paying the exercise price in cash, but rather with the shares underlying the Warrants. The consideration for the Warrants is included in the aggregate purchase price of the Shares.

The private placement is anticipated to take place in two tranches, in which a total of 17,506,250 shares of Sirna’s Common Stock and warrants to purchase 6,302,246 shares of Sirna’s Common Stock will be issued to the investors participating in the private placement. On July 6, 2005, at the first closing of the private placement (the “First Closing”), Sirna issued 8,319,564 shares of its Common Stock and warrants to purchase 2,995,043 shares of its Common Stock to the unaffiliated investors in the private placement. Under applicable rules of the Nasdaq National Market, the second closing of the private placement requires Sirna’s stockholder approval. Pursuant to the Securities Purchase Agreements and subject to such stockholder approval, Sirna will issue an additional 9,186,686 shares of its Common Stock and warrants to purchase 3,307,203 shares of its Common Stock in a second closing of the private placement (the “Second Closing”) to the affiliated investors, including the Purchasers, and the unaffiliated investors that participated in the First Closing (such affiliated investors and unaffiliated investors, collectively, the “PIPE Investors”).

In addition, in conjunction with the transaction, each of the Purchasers also entered into a Voting Agreement with Sirna dated July 1, 2005 (the “Voting Agreement”), pursuant to which each of the Purchasers has agreed, solely in its or his capacity as a stockholder, to vote all of its or his issued and outstanding shares of Sirna’s Common Stock in favor of the proposal to approve the private placement and has granted to Sirna an irrevocable proxy to vote all of its or his issued and outstanding shares of Sirna’s Common Stock in favor of such proposal. Pursuant to the terms of the Voting Agreement, each of the Purchasers has agreed not to (a) sell, assign, transfer (including by merger or otherwise) its or his shares of Sirna’s Common Stock, (b) deposit any of such shares into a voting trust or enter into a voting trust or arrangement with respect to such shares, or (c) grant any proxy or power of attorney with respect to such shares which is inconsistent with such Voting Agreements or enter into any contract or other arrangement regarding the sale assignment or transfer of such shares unless, in each case, the transferee agrees to be bound by the terms of the Voting Agreement. The Voting Agreements will terminate upon the earlier to occur of (a) the Second Closing; (b) July 1, 2006; or (c) the date that the Securities Purchase Agreements terminate under their own terms.

Under the terms of the Securities Purchase Agreements, the Purchasers’ obligation to consummate the Second Closing is subject to meeting the conditions enumerated in the Securities Purchase Agreements, including the following major conditions:

•	Sirna’s stockholders have approved the private placement.

•	Each affiliated PIPE Investor shall have executed and delivered to Sirna a copy of the Voting Agreement.

•
Sirna’s representations and warranties set forth in the Securities Purchase Agreements were true and correct in all material respects as of the date of the Second Closing (or such other specific date indicated in the Securities Purchase Agreements).

In the Second Closing:

(a)   Sprout IX will purchase (i) 2,895,406 shares of Sirna’s Common Stock and (ii) a warrant to purchase 1,042,346 shares of Sirna’s Common Stock;

(b)   Sprout Entrepreneurs will purchase (i) 11,411 shares of Sirna’s Common Stock and (ii) a warrant to purchase 4,107 shares of Sirna’s Common Stock;

(c)   Plan Investors will purchase (i) 133,712 shares of Sirna’s Common Stock and (ii) a warrant to purchase 48,136 shares of Sirna’s Common Stock;

(d)   DLJCC will purchase (i) 6,346 shares of Sirna’s Common Stock and (ii) a warrant to purchase 2,284 shares of Sirna’s Common Stock; and

(e)   Dr. Niedel will purchase (i) 78,126 shares of Sirna’s Common Stock and (ii) a warrant to purchase 28,125 shares of Sirna’s Common Stock.

The funds used by the Purchasers, other than Dr. Niedel, to make the foregoing acquisitions of Sirna’s securities came from their working capital. The funds used by Dr. Niedel to make the foregoing acquisition of Sirna’s securities came from his personal income.

References to and descriptions of the transaction as set forth in this Item 3 are qualified in their entirety by reference to the Securities Purchase Agreements (including the Terms and Conditions for Purchase of Shares attached as Annex I thereto and the forms of Warrant and the Voting Agreement attached as Exhibits B and C thereto) included as Exhibit A to this Schedule 13D/A, which is incorporated in its entirety in this Item 3.

Item 4.  Purpose of Transaction.

The response set forth in Item 4 of the Schedule 13D is hereby amended by adding to the end of Item 4 the following:

The Purchasers agreed to purchase the Shares and the Warrants for investment purposes with the aim of increasing the value of their investments and the Issuer.

Pursuant to the Securities Purchase Agreements, no later than 15 business days after the First Closing (the “Filing Date”), Sirna is required, at its expense, to file with the SEC a registration statement with respect to the resale of the shares of Common Stock (A) issued at the First Closing and the Second Closing, and (B) issuable upon exercise of the Warrants. Sirna is required to use its reasonable commercial efforts to have such registration statement declared effective by the SEC prior to the date which is 70 calendar days after the Filing Date (or 110 calendar days if the registration statement receives SEC review) (the “Required Effective Date”), and, subject to Sirna’s right to suspend the resale of stock under the registration statement in certain circumstances, Sirna is required to use its reasonable commercial efforts to maintain the effectiveness of the registration statement until the earlier of (a) five years after the effectiveness of the registration statement, (b) the date on which the Purchasers may sell all Shares and shares issuable upon exercise of the Warrants then held by the Purchasers without restriction by the volume limitations of Rule 144 of the Securities Act or (c) such time as all of the Shares and shares issuable upon exercise of the Warrants have been sold. If the registration statement (a) is not filed by the Filing Date, (b) is not declared effective on or prior to the Required Effective Date or (c) once effective, ceases to be effective and available to the Purchasers for any continuous period that exceeds 30 days or for one or more periods that exceed in an aggregate of 60 days in any 12-month period, Sirna is required to pay the Purchasers a cash payment as liquidated damages and not as a penalty. This cash payment is calculated as 1% of the aggregate purchase price paid by the Purchasers, up to a maximum total cash payment equal to 10% of the aggregate purchase price, for each 30-day period of a registration default event described in (a), (b) or (c) above. If the default event lasts less than 30 days, the liquidated damages apply on a pro rata basis for any portion of such a 30-day period.

Until July 7, 2006, the Purchasers have a pro rata right, calculated on a fully diluted basis, to participate in any future private sales of securities by Sirna, other than shares that are issued in sales that are customarily excluded from such right, namely, Common Stock dividends, shares or options granted or sold under an option plan or as compensation to employees, directors and consultants, securities issued as merger or acquisition consideration to acquire another entity or to purchase such entity’s stock or assets, shares issued to vendors, partners or other parties in connection with licenses, strategic partnerships, joint ventures or other similar business arrangements not primarily intended to raise capital, securities issuable as of July 6, 2006, shares issued to financial institutions or lenders in connection with loan, credit, lease or other debt financing arrangements, and shares approved by a majority of the PIPE Investors.

The information with regard to the Voting Agreements provided or incorporated by reference in Item 3 is hereby incorporated by reference.

References to and descriptions of the transaction as set forth in this Item 4 are qualified in their entirety by reference to the Securities Purchase Agreements (including the Terms and Conditions for Purchase of Shares attached as Annex I thereto and the forms of Warrant and the Voting Agreement attached as Exhibits B and C thereto) included as Exhibit A to this Schedule 13D/A, which is incorporated in its entirety in this Item 4.

Item 5.  Interest in Securities of the Issuer.

The responses set forth in Item 5(a) and Item 5(c) of the Schedule 13D are hereby amended by deleting the previous responses in their entirety and replacing them with the following:

(a)   Immediately after the consummation of the Second Closing, the Reporting Person may be deemed to beneficially own an aggregate of 17,256,253 shares of Sirna’s Common Stock, consisting of (i) 14,132,739 shares of Sirna’s Common Stock held directly by Sprout IX, (ii) 55,697 shares of Sirna’s Common Stock held directly by Sprout Entrepreneurs, (iii) 652,658 shares of Sirna’s Common Stock held directly by Plan Investors, (iv) 30,976 shares of Sirna’s Common Stock held by DLJCC, (v) 2,265,664 shares of Sirna’s Common Stock issuable under an Exchange Warrant (as defined below), which are exercisable within 60 days of the date hereof, held directly by Sprout IX, (vi) 8,927 shares of Sirna’s Common Stock issuable under an Exchange Warrant, which are exercisable within 60 days of the date hereof, held directly by Sprout Entrepreneurs, (vii) 104,627 shares of Sirna’s Common Stock issuable under an Exchange Warrant, which are exercisable within 60 days of the date hereof, held directly by Plan Investors, and (viii) 4,965 shares of Sirna’s Common Stock issuable under an Exchange Warrant, which are exercisable within 60 days of the date hereof, held directly by DLJCC.

The 17,256,253 shares of Common Stock deemed to be beneficially owned by the Reporting Person do not include an aggregate of 500,801 shares of Sirna’s Common Stock, consisting of (i) an aggregate of 381,336 shares of Common Stock previously sold or to be sold to Dr. Niedel and 61,132 shares of Sirna’s Common Stock issuable under warrants held or to be held directly by Dr. Niedel after the consummation of the Second Closing, and (ii) 58,333 shares of Sirna’s Common Stock, which options are exercisable within 60 days of the date hereof, in connection with Dr. Niedel’s service as a member of Sirna’s board of directors. The Reporting Person disclaims beneficial ownership of securities owned by Dr. Niedel.

Accordingly, the Reporting Person may be deemed to beneficially own approximately 28.04% of the outstanding shares on such date based on fully-diluted common shares then outstanding.

This percentage is calculated by dividing 17,256,253 shares of Sirna’s Common Stock by an aggregate of 61,549,452 shares of Sirna’s Common Stock outstanding as of the consummation of the Second Closing, as adjusted pursuant to Rule 13d-3(d)(1) promulgated under the Securities Act, which aggregate is the sum of: (a) 41,597,887 shares of the Issuer’s Common Stock outstanding on June 30, 2005, (b) 17,506,250 shares of the Issuer’s Common Stock issued on July 6, 2005 and to be issued in the Second Closing pursuant to the Securities Purchase Agreements with the Purchasers and other PIPE Investors, and (c) 2,445,315 shares of Common Stock issuable to the Purchasers upon the exercise of a set of warrants (each, an “Exchange Warrant”) issued and modified pursuant to that certain Warrant Exchange Agreement by and among Sirna, the Purchasers and other investors thereto dated December 30, 2005, which are exercisable within 60 days hereof.

To the best knowledge of the Reporting Person, and except as described herein, neither the Reporting Person, CSFBI, CSFB-USA, CSFB LLC or any of the CSFB Entities nor, to the best knowledge of the Reporting Person, any other persons listed on Schedules A-1 through A-8 attached to the Schedule 13D/A, beneficially owns any Common Stock of the Issuer.

(b)   As of the consummation of the Second Closing, the Reporting Person has sole power to vote or direct the vote of, and sole power to dispose or to direct the disposition of 17,256,253 shares of the Issuer’s Common Stock, and shared power to vote or direct the vote of, and sole power to dispose or to direct the disposition of, no shares of the Issuer’s Common Stock.

(c)   To the best knowledge of the Reporting Person and except as described herein, neither the Reporting Person, CSFBI, CSFB-USA, CSFBPE, CSFB LLC, the CSFB Entities nor, to the best knowledge of the Reporting Person, any other persons listed on Schedules A-1 through A-7 attached to the Schedule 13D/A, has effected any transactions in the Common Stock during the past 60 days.

(d)   Except for clients of CSFB LLC who may have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, shares of Common Stock held in Managed Accounts, no other person is known by the Reporting Person to have such right or power with respect to shares of Common Stock beneficially owned by the Reporting Person, CSFBI, CSFB-USA, CSFBPE, CSFB LLC or the CSFB Entities.

(e)   Not applicable

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The information provided or incorporated by reference in Items 3, 4 and 5 is hereby incorporated by reference.

To the best of the knowledge of the Reporting Person, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Issuer.

Item 7.  Material to Be Filed as Exhibits.

A.   Form of the Securities Purchase Agreement dated as of July 5, 2005 by and between Sirna and each of the Purchasers (incorporated by reference to Exhibits 4.1, 4.2 and 9.1 of Sirna’s current report on Form 8-K filed with the SEC on July 11, 2005).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 19, 2005

CREDIT SUISSE, on behalf of the CREDIT SUISSE FIRST BOSTON BUSINESS UNIT.

By:	/s/ Ivy B. Dodes
Name: Ivy B. Dodes
Title: Managing Director

SCHEDULE A-1

EXECUTIVE OFFICERS AND DIRECTORS OF THE REPORTING PERSON

The following sets forth the name, business address, present principal occupation and citizenship of each executive officer of the Reporting Person. The business address of the Reporting Person is Eleven Madison Avenue, New York, New York 10010.

Name	Business Address	Title	Citizenship
Brady W. Dougan	Eleven Madison Avenue New York, NY 10010 USA	Chief Executive Officer of CSFB	United States
Paul Calello	Two Exchange Square 8 Connaught Place Central Hong Kong People’s Republic of China	Chairman and Chief Executive Officer of the Asia-Pacific Region	United States
Tony Ehringer	Eleven Madison Avenue New York, NY 10010 USA	Co-Head of the Equity Division	United States
Brian D. Finn	Eleven Madison Avenue New York, NY 10010 USA	President	United States
Marc D. Granetz	Eleven Madison Avenue New York, NY 10010 USA	Co-Head of the Global and Investment Banking Division, Head of the Global Mergers and Acquisitions Group	United States
John S. Harrison	Eleven Madison Avenue New York, NY 10010 USA	Managing Director	United States

Name	Business Address	Title	Citizenship
James P. Healy	Eleven Madison Avenue New York, NY 10010 USA	Head of the Fixed Income Division	United States
Michael E. Kenneally	466 Lexington Avenue New York, NY 10017 USA	Chairman and Global Chief Executive Officer of Credit Suisse Asset Management (“CSAM”)	United States
James E. Kreitman	One Cabot Square, London E14 4QJ, Great Britain	Co-Head of the Equity Division	United States
Gary G. Lynch	Eleven Madison Avenue New York, NY 10010 USA	Executive Vice Chairman and Global General Counsel	United States
Neil Moskowitz	Eleven Madison Avenue New York, NY 10010 USA	Chief Financial Officer	United States
Eileen K. Murray	Eleven Madison Avenue New York, NY 10010 USA	Head of Global Technology, Operations and Product Control	United States
Adebayo O. Ogunlesi	Eleven Madison Avenue New York, NY 10010 USA	Executive Vice Chairman and Chief Client Officer	Nigeria
Joanne Pace	Eleven Madison Avenue New York, NY 10010 USA	Managing Director and Global Head of Human Resources	United States
Michael Philipp	One Cabot Square, London E14 4QJ, Great Britain	Chairman and Chief Executive Officer of CSFB Europe, Middle East and Africa	United States
Richard E. Thornburgh	Eleven Madison Avenue New York, NY 10010 USA	Executive Vice Chairman	United States
Eric M. Varvel	Eleven Madison Avenue New York, NY 10010 USA	Co-Head of Global Corporate and Investment Banking Division	United States

SCHEDULE A-2

EXECUTIVE OFFICERS AND DIRECTORS OF CREDIT SUISSE FIRST BOSTON, INC.

The following sets forth the name, business address, present principal occupation and citizenship of each director and executive officer of Credit Suisse First Boston, Inc. The business address of Credit Suisse First Boston, Inc. is Eleven Madison Avenue, New York, New York 10010.

Name	Business Address	Title	Citizenship
Brady W. Dougan	Eleven Madison Avenue New York, NY 10010 USA	Board Member, President and Chief Executive Officer	United States
Neil Moskowitz	Eleven Madison Avenue New York, NY 10010 USA	Board Member and Managing Director	United States
Eileen K. Murray	Eleven Madison Avenue New York, NY 10010 USA	Board Member and Managing Director	United States
Frank J. DeCongelio	One Madison Avenue New York, NY 10010 USA	Bank Account Officer	United States
D. Wilson Ervin	Eleven Madison Avenue New York, NY 10010 USA	Managing Director	United States
Gary G. Lynch	Eleven Madison Avenue New York, NY 10010 USA	Managing Director and General Counsel	United States
Robert C. O’Brien	Eleven Madison Avenue New York, NY 10010 USA	Managing Director and Chief Credit Officer	United States

Name	Business Address	Title	Citizenship
Adebayo O. Ogunlesi	Eleven Madison Avenue New York, NY 10010 USA	Managing Director	Nigeria
Carlos Onis	Eleven Madison Avenue New York, NY 10010 USA	Managing Director	United States
Neil Radey	One Madison Avenue New York, NY 10010 USA	Managing Director	United States
Jeffrey H. Salzman	Eleven Madison Avenue New York, NY 10010 USA	Managing Director	United States
Lewis H. Wirshba	Eleven Madison Avenue New York, NY 10010 USA	Managing Director and Treasurer	United States

SCHEDULE A-3

EXECUTIVE OFFICERS AND DIRECTORS OF CREDIT SUISSE FIRST BOSTON (USA), INC.

The following sets forth the name, business address, present principal occupation and citizenship of each director and executive officer of Credit Suisse First Boston (USA), Inc. The business address of Credit Suisse First Boston (USA), Inc. is Eleven Madison Avenue, New York, New York 10010.

Name	Business Address	Title	Citizenship
Brady W. Dougan	Eleven Madison Avenue New York, NY 10010 USA	Board Member, President and Chief Executive Officer	United States
Neil Moskowitz	Eleven Madison Avenue New York, NY 10010 USA	Board Member and Managing Director	United States
Eileen K. Murray	Eleven Madison Avenue New York, NY 10010 USA	Board Member and Managing Director	United States
Frank J. DeCongelio	One Madison Avenue New York, NY 10010 USA	Managing Director & Bank Account Officer	United States
JoAnn Pace	Eleven Madison Avenue New York, NY 10010 USA	Managing Director	United States
John A. Ehinger	Eleven Madison Avenue New York, NY 10010 USA	Managing Director	United States
D. Wilson Ervin	Eleven Madison Avenue New York, NY 10010 USA	Managing Director	United States
Andrew B. Federbusch	Eleven Madison Avenue New York, NY 10010 USA	Managing Director	United States
James P. Healy	Eleven Madison Avenue New York, NY 10010 USA	Managing Director	United States
James E. Kreitman	One Cabot Square, London E14 4QJ, Great Britain	Managing Director	United States
Gary G. Lynch	Eleven Madison Avenue New York, NY 10010 USA	Managing Director and General Counsel	United States
Elizabeth W. Millard	One Madison Avenue New York, NY 10010 USA	Managing Director	United States
Robert C. O’Brien	Eleven Madison Avenue New York, NY 10010 USA	Chief Credit Officer	United States
Adebayo O. Ogunlesi	Eleven Madison Avenue New York, NY 10010 USA	Managing Director	Nigeria

Name	Business Address	Title	Citizenship
Neil D. Radey	One Madison Avenue New York, NY 10010 USA	Managing Director	United States
Jeffrey H. Salzman	Eleven Madison Avenue New York, NY 10010 USA	Managing Director	United States
Luther L. Terry, Jr.	Eleven Madison Avenue New York, NY 10010 USA	Managing Director	United States
Lewis H. Wirshba	Eleven Madison Avenue New York, NY 10010 USA	Managing Director and Treasurer	United States
David C. Fisher	Eleven Madison Avenue New York, NY 10010 USA	Chief Financial and Accounting Officer	United States
Brian D. Finn	Eleven Madison Avenue New York, NY 10010 USA	Managing Director	United States
Gary Gluck	Eleven Madison Avenue New York, NY 10010 USA	Managing Director	United States
Thomas Prevost	Eleven Madison Avenue New York, NY 10010 USA	Vice President and Director of Taxes	United States
Douglas Roseman	Eleven Madison Avenue New York, NY 10010 USA	Vice President	United States
Albert A. Scarola	Eleven Madison Avenue New York, NY 10010 USA	Vice President	United States

SCHEDULE A-4

EXECUTIVE OFFICERS AND DIRECTORS OF CREDIT SUISSE FIRST BOSTON LLC

The following sets forth the name, business address, present principal occupation and citizenship of each director and executive officer of Credit Suisse First Boston LLC. The business address of Credit Suisse First Boston LLC is Eleven Madison Avenue, New York, New York 10010.

Name	Business Address	Title	Citizenship
Brady W. Dougan	Eleven Madison Avenue New York, NY 10010 USA	Board Member, President and Chief Executive Officer	United States
John A. Ehinger	Eleven Madison Avenue New York, NY 10010 USA	Board Member	United States
James P. Healy	Eleven Madison Avenue New York, NY 10010 USA	Board Member	United States
Frank J. DeCongelio	One Madison Avenue New York, NY 10010 USA	Managing Director, Head of Operations and Bank Account Officer	United States
Gary G. Lynch	Eleven Madison Avenue New York, NY 10010 USA	Managing Director and General Counsel	United States
Paul J. O’Keefe	Eleven Madison Avenue New York, NY 10010 USA	Chief Financial Officer	United States
Lewis H. Wirshba	Eleven Madison Avenue New York, NY 10010 USA	Treasurer	United States

SCHEDULE A-5

EXECUTIVE OFFICERS AND DIRECTORS OF DLJ CAPITAL CORPORATION

The following sets forth the name, business address, present principal occupation and citizenship of each director and executive officer of DLJ Capital Corporation. The business address of DLJ Capital Corporation is Eleven Madison Avenue, New York, New York 10010.

Name	Business Address	Title	Citizenship
Raymond M. Disco	Eleven Madison Avenue New York, NY 10010 USA	Board Member and Treasurer	United States
Robert Finzi	3000 Sand Hill Road Building 3 Menlo Park, CA 940245, USA	Board Member and Co-Chairman	United States
Janet A. Hickey	One Madison Avenue New York, NY 10010, USA	Board Member and Co-Chairman	United States
Nicole S. Arnaboldi	Eleven Madison Avenue New York, NY 10010 USA	Managing Director	United States
Philippe O. Chambon	One Madison Avenue New York, NY 10010, USA	Managing Director	French
Jeani Delagardelle	3000 Sand Hill Road Building 3 Menlo Park, CA 940245, USA	Managing Director	United States
Kathleen LaPorte	3000 Sand Hill Road Building 3 Menlo Park, CA 940245, USA	Managing Director	United States

Name	Business Address	Title	Citizenship
Ronald M. Hunt	One Madison Avenue New York, NY 10010, USA	Director	United States
Vijay Lathi	3000 Sand Hill Road Building 3 Menlo Park, CA 940245, USA	Director	United States
Wayne Nemeth	One Madison Avenue New York, NY 10010, USA	Director	United States
George R. Hornig	Eleven Madison Avenue New York, NY 10010 USA	President	United States
Lori Russo	One Madison Avenue New York, NY 10010, USA	Secretary	United States
Craig L. Slutzkin	One Madison Avenue New York, NY 10010, USA	Vice President	United States
Frank J. DeCongelio	One Madison Avenue New York, NY 10010, USA	Vice President	United States
Ivy B. Dodes	Eleven Madison Avenue New York, NY 10010, USA	Vice President	United States

Name	Business Address	Title	Citizenship
Edward S. Nadel	Eleven Madison Avenue New York, NY 10010, USA	Vice President	United States
William L. Spiro	Eleven Madison Avenue New York, NY 10010, USA	Vice President	United States
Mina Yu	Eleven Madison Avenue New York, NY 10010, USA	Vice President	United States
John S. Ficarra	Eleven Madison Avenue New York, NY 10010, USA	Vice President	United States
Kenneth J. Lohsen	Eleven Madison Avenue New York, NY 10010, USA	Vice President	United States
Amy M. Yeung	Eleven Madison Avenue New York, NY 10010, USA	Vice President	United States
Thomas Prevost	Eleven Madison Avenue New York, NY 10010, USA	Vice President and Director of Taxes	United States

SCHEDULE A-6

EXECUTIVE OFFICERS AND DIRECTORS OF DLJ CAPITAL ASSOCIATES IX, INC.

The following sets forth the name, business address, present principal occupation and citizenship of each director and executive officer of DLJ Capital Associates IX, Inc. The business address of DLJ Capital Associates IX, Inc. is Eleven Madison Avenue, New York, New York 10010.

Name	Business Address	Title	Citizenship
George R. Hornig	Eleven Madison Avenue New York, NY 10010 USA	Board Member and President	United States
Robert Finzi	3000 Sand Hill Road Building 3 Menlo Park, CA 940245, USA	Board Member and Vice President	United States
Janet A. Hickey	One Madison Avenue New York, NY 10010, USA	Board Member and Vice President	United States
Philippe O. Chambon	One Madison Avenue New York, NY 10010, USA	Vice President	French
Lori Russo	One Madison Avenue New York, NY 10010, USA	Secretary	United States
Craig L. Slutzkin	One Madison Avenue New York, NY 10010, USA	Vice President	United States

Name	Business Address	Title	Citizenship
Amy M. Yeung	Eleven Madison Avenue New York, NY 10010, USA	Vice President	United States
Thomas Prevost	Eleven Madison Avenue New York, NY 10010, USA	Vice President and Director of Taxes	United States
Raymond M. Disco	Eleven Madison Avenue New York, NY 10010, USA	Treasurer	United States

EXHIBIT INDEX

A.   Form of the Securities Purchase Agreement dated as of July 5, 2005 by and between Sirna and each of the Purchasers (incorporated by reference to Exhibits 4.1, 4.2 and 9.1 of Sirna’s current report on Form 8-K filed with the SEC on July 11, 2005).